Mail Stop 3561

September 4, 2009

Daniel A. DeMatteo
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

> **Re:** **GameStop Corp.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 1, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 22, 2009**
> **Form 10-Q for the Fiscal Quarter Ended May 2, 2009**
> **Filed June 11, 2009**
> **File No. 001-32637**

Dear Mr. DeMatteo:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Daniel A. DeMatteo
GameStop Corp.
September 4, 2009
Page 2

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and …, page 22

Securities Authorized for Issuance under Equity Compensation Plans, page 23

1.   Please confirm that you will include the information required by Item 201(d) of
        Regulation S-K under Item 12 (as opposed to Item 5) of Form 10-K. Refer to Response
        106.01 of our Regulation S-K Compliance and Disclosure Interpretations located at our
        website, www.sec.gov.

Item 9A. Controls and Procedures, page 46

2.   We note your statement that a "control system, no matter how well designed and
        operated, can provide only reasonable, not absolute, assurance that it will detect or
        uncover failures...." Please revise your disclosure to indicate, if true, that your principal
        executive officer and principal financial officer concluded that your disclosure controls
        and procedures are designed to provide reasonable assurance of achieving their objectives
        and that your principal executive officer and principal financial officer concluded that
        your disclosure controls and procedures are effective at the reasonable assurance level
        you discuss. In the alternative, please remove the reference to the level of assurance of
        your disclosure controls and procedures. See Section II.F.4 of Management's Reports on
        Internal Control Over Financial Reporting and Certification of Disclosure in Exchange
        Act Periodic Reports, SEC Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-5

3.   We note from your disclosures in Note 2 that you have owned a controlling interest in
        GameStop Group Limited since 2003. Please explain to us why you do not present
        minority interest on the face of your balance sheets or statements of operations to reflect
        the minority interest holders in this consolidated subsidiary. Also explain to us how your
        presentation of this consolidated subsidiary in your subsequent Form 10-Q for the fiscal
        quarter ended May 2, 2009 complies with the guidance in SFAS 160.

Consolidated Statements of Cash Flows, page F-8

4.   Unless items presented qualify for net reporting under paragraphs 11-13 of SFAS 95,
        please revise to present only gross amounts of cash receipts or payments in the financing
        section of your statement of cash flows.

Note 1. Summary of Significant Accounting Policies, page F-9

Goodwill, page F-10

5.   Please provide a more comprehensive accounting policy for measuring impairment. Please specifically disclose how you measure impairment of goodwill and other intangible assets, including such information as your methodology for calculating fair value and, in the case of goodwill impairment, explaining how you determined your reporting units. Please also expand your Critical Accounting Policies related to goodwill and other intangible assets, currently seen on page 28 of your filing. As noted in Section V of our Release No. 33-8350, your Critical Accounting Policies should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in your Critical Accounting Policies should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Given the current economic environment, we believe it is important to your investors that you provide a robust discussion of uncertainties and reasonably likely variability related to impairment.

Note 2. Acquisitions, page F-16

6.   We note that you allocated 71% of the purchase price of Micromania to goodwill. We also note that you acquired net tangible liabilities in this acquisition, and therefore we assume that the reason you acquired Micromania was to acquire its intangible assets. Please tell us in detail what consideration you gave to the guidance in paragraph 39 and Appendix A of SFAS 141, which require you to determine the existence of all identifiable assets as defined therein and to assign value to such identifiable assets in your allocation of the purchase price. In your response, please specifically address whether you acquired any customer lists or contracts, non-contractual customer relationships, or any other items other than trademarks and lease related intangibles that should be separately recorded. In addition, tell us how you determined the values assigned to the acquired tradename and leasehold rights and interests. If you continue to believe that the majority of the purchase price for this acquisition should be allocated to the acquired goodwill, tell us and provide detailed disclosures in Management's Discussion and Analysis and in the notes to the financial statements of the reasons you were willing to pay such a large premium for this business and what the acquired goodwill represents. Refer to paragraph 51(b) of SFAS 141.

Note 8. Debt, page F-21

7.   In order to provide clearer disclosure for investors, please provide a table summarizing the composition of amounts included in the balance sheet caption long-term debt at each balance sheet date. We note your narrative disclosure but believe it may be confusing to

your investors to determine this information from the current narrative, so we are requesting that the disclosure be summarized in tabular form. Please also provide a schedule of maturities for the next five years as required by paragraph 10 of SFAS 47.

Note 11. Commitments and Contingencies, page F-25

8.   Please revise management's assessment of the whether your legal proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial condition or results of operations to also address whether management expects the resolution of these contingencies to have a material adverse effect on your liquidity. Refer to SFAS 5.

Note 12. Income Taxes, page F-26

9.   Please explain the nature of the amount presented in your income tax provision captioned "Charge in lieu of income taxes relating to the tax effect of stock-based awards tax deduction". Also tell us why this amount has been presented separately within the tax provision.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 2

Information Concerning the Directors and Nominees, page 2

10.   Please revise your disclosure to describe the business experience of each director for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 10

Grants of Plan-Based Awards in Last Fiscal Year, page 12

11.   Please revise the "Threshold" column under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" to include the dollar amount associated with the threshold payout that is derived from the information in the table at the bottom of page 21 or tell us why it is not appropriate to do so.   If you do not compensate officers for achieving results at the threshold level, please state this.

Compensation Discussion and Analysis, page 18

12.   Please ensure that your compensation discussion and analysis precedes the executive compensation tables. Compensation discussion and analysis is intended to put into

perspective for investors the numbers and narrative that follow it. Please refer to the first paragraph in Section II.B.1 of Securities Act Release 8732A.

Key Elements of Compensation, page 19

Stock Options and Restricted Stock, page 23

13.   In the penultimate paragraph on page 18 under the heading "Compensation Discussion and Analysis—General" you disclose that "[l]ong-term performance is rewarded through stock options or restricted stock awards and is measured in the performance of the Company's stock price, which is tied to earnings, growth and other factors." In the first paragraph under the heading "Role of Compensation Committee in Grants" on page 23 you disclose that "[i]n determining annual stock option or restricted stock grants to executive officers, the Compensation Committee, along with executive management, bases its decision on the individual's performance and potential to improve stockholder value." Please describe in more detail the factors considered by the Executive Chairman, the Chief Executive Officer and the Compensation Committee in determining the number of shares of restricted stock to grant to your named executive officers.

Certain Relationships and Related Transactions, page 27

14.   Please provide the disclosure required by Item 404(b) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended May 2, 2009

Managements' Discussion and Analysis, page 23

Liquidity and Capital Resources, page 28

15.   Please provide a discussion and analysis of the impact of the current economic downturn on your liquidity, as we believe this information is important to your investors given the current economic environment. The types of items we would expect you to include in this discussion and analysis include any decreases in inventory turnover, including clarifying whether such decreases resulted from slowing sales, and the impact of the tightening credit markets. Refer to Item 303 of Regulation S-K.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director